
Mail Stop 4631

April 5, 2010

Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

> **Re:** **Shengkai Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 0-51972**

Dear Mr. Chen:

  We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Note 10. Preferred Stock and Warrants, page F-21

1.   We note your response to prior comment 3.
   - Based on your response under 3(a), please confirm, if accurate, that the warrant holder rights are the same as the rights of your common stock holders otherwise please better explain your conclusion.

- Based on your response under 3(b), please help us better understand your obligations if you are unable to deliver shares, including your obligations to deliver either registered or unregistered shares.
- Based on the potential re-pricing of the warrants, please tell us your consideration of ASC 815-40-55.
- Based on your response under 3(c)(i) and the conditions under item (b), please tell us if the preferred shareholders have or have the ability to obtain control of our board of directors and, if applicable, how you considered this fact in your classification of the preferred stock.
- Based on your response under 3(c)(i) and the conditions under item (c), please explain to us how you determined that these events are "solely within your control" based on the provisions of ASC 480-10-S99-3A which requires you to assess the possibility rather than the probability of the events occurring.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant